

May 26, 2015

Daniel H. Schulman
President
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

John J. Donahoe
Chief Executive Officer
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125

      Re: PayPal Holdings, Inc.
              Amendment No. 2 to Form 10-12B
              Filed May 14, 2015
              File No. 001-36859
              eBay Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Response dated May 14, 2015
              File No. 000-24821

Dear Messrs. Schulman and Donahoe:

      We have reviewed your May 14, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2015 letter.

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
May 26, 2015
Page 2

<u>PayPal Holdings, Inc. Amendment No. 2 to Form 10-12B filed May 14, 2015</u>

<u>General</u>

1. In responding to our comments, please provide a written statement from PayPal Holdings, Inc. acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>Exhibit 99.1</u>

<u>Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 13</u>

2. You state on page 13 that you derived the combined statement of income data for the quarter ended March 31, 2015 and 2014 from your audited combined financial statements included elsewhere in the information statement. As the March 31, 2015 and 2014 combined financial statements starting on page F-41 are labeled as unaudited, please revise your disclosure on page 13 for consistency.

3. Please tell us whether you provided balance sheet information as of March 31, 2014 here and on page 52 due to the seasonal fluctuations of your financial condition. If so, tell us how you considered providing an interim balance sheet as of March 31, 2014 within your historical financial statements. If you do not experience seasonal fluctuations in your financial condition warranting inclusion of a March 31, 2014 balance sheet within your historical financial statements, please revise your disclosure so that you no longer indicate that the March 31, 2014 balance sheet information is derived from the financial statements included elsewhere in this filing.

4. As you have populated pro forma earnings per share in your unaudited pro forma financial statements on pages 54 and 55, please also populate pro forma earnings per share within this section as well as selected financial data on page 52.

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
May 26, 2015
Page 3

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Income, page 54

5. We note your revision to footnote (b) in response to comment 4. Your current disclosure indicates that eBay's customer protection program will no longer be administered by PayPal, and therefore these costs will not be reimbursed by eBay after the distribution. Based on this disclosure, it appears that the net impact on your expenses would be zero as you would no longer incur these expenses or receive reimbursement for them. To better clarify why your expenses will increase, please also disclose in footnote (b) that you will extend your customer protection program to your customers' purchases on eBay, and therefore you will incur incremental costs associated with your customer protection programs after the distribution.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Impact of Foreign Currency Rates, page 74

6. We note your statement on page 75 that foreign currency movements relative to the U.S. dollar did not have a significant impact on net income for the three months ended March 31, 2015. Please explain to us in more detail how you concluded that there was no significant impact on net income for the three months ended March 31, 2015. As part of your response, please tell us why a decrease in revenue of $80 million did not result in a similar decrease in pre-tax income, including whether you experienced offsetting declines in expenses. If you experienced offsetting declines in expenses, please revise your disclosure to clarify that to your investors.

Financial Results—Three Months Ended March 31, 2015 and 2014

Transaction expense, page 81

7. We note that the funding mix used by your customers became more favorable from 2012 to 2013, from 2013 to 2014 and from the three months ended March 31, 2014 to the three months ended March 31, 2015. Please tell us how you considered addressing this apparent trend in more detail to provide your investors with greater insight into the underlying factors that have driven the improvement in your transaction expense rate and to allow your investors to better assess the likelihood that such a trend will continue.

Restructuring, page 83

8. We note that you expect to generate annual savings of more than $130 million from your global workforce reduction plan. Please revise your disclosure to identify the line items on your income statement that you expect to be materially impacted. Additionally, please

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
May 26, 2015
Page 4

tell us if you expect material reductions to revenue resulting from this reduction in workforce and if you expect these cost reductions to be offset by material increases in other expenses. If so, please further revise your analysis of results of operations to address these matters and provide quantification where possible. Refer to SAB Topic 5:P.4.

Compensation Discussion and Analysis

Severance and Change in Control Arrangements with Executive Officers…, page 107

9. We note that in the event of a termination of Mr. Schulman's employment by you without cause or resignation of Mr. Schulman for good reason following a change in control you will be obligated to pay and provide certain benefits. Please expand your disclosure to briefly define "without cause," "good reason" and "change in control." Please also define the terms "without cause" and "good reason" as they relate to Mr. Ready's Braintree RSU agreements.

eBay Inc. Form 10-K for Fiscal Year Ended December 31, 2014

Item 9A: Controls and Procedures, page 72

10. We are still considering your response to comment 16 and may have further comments.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General and Administrative, page 37

11. We note your response to comment 18. Please confirm our assumption, if true, that no income statement line items other than general and administrative expenses are materially impacted by your global workforce reduction plan, including that you do not expect material reductions to revenue resulting from this reduction in workforce and that you do not expect these cost reductions to be offset by material increases in other expenses. If our assumption is incorrect, please further revise your analysis of results of operations to address these matters.

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
May 26, 2015
Page 5

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

Mara L. Ransom
Assistant Director